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                             April 27, 2022

       Joseph Ferraro, III
       Co-Founder
       ConvexityShares, LLC
       7 Roszel Road, Suite 1A
       Princeton, NJ 08540

                                                        Re: ConvexityShares
Trust
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form S-1
                                                            Filed March 22,
2022
                                                            File No. 333-256463

       Dear Mr. Ferraro:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Cover Page

   1. Please add a sentence to the second paragraph on the cover page using prominent type disclosing that
because the Leveraged Fund seeks to rebalance its portfolio daily, it may not be suitable for
investors who plan to hold the product for longer than one trading session, particularly
in volatile markets.
       Prospectus Summary
       Overview, page 2

   2. Please disclose, if true, that you intend to communicate on your website information about the holdings that will
form the basis for the calculation of NAV at the end of that trading
 Joseph Ferraro, III
FirstName   LastNameJoseph Ferraro, III
ConvexityShares,   LLC
Comapany
April       NameConvexityShares, LLC
       27, 2022
April 227, 2022 Page 2
Page
FirstName LastName
         day. Please also briefly discuss how the timing of this communication is intended to promote fair disclosure of information about the Shares.
3. Please discuss here the possibility of changes to the regulatory framework for complex exchange-traded products and the potential impact such changes could have on an investment in the products you are offering. Similarly revise the applicable risk factors.
A Note On SPIKES Futures Contracts, page 4

4. Please place this discussion in context by clarifying that you are not a registered investment company and that shareholders will not be afforded the protections associated with ownership of shares of an investment company registered under the 1940 Act.
         Include a cross-reference to the second risk factor on page 24.
Risk Factors, page 4

5. Please add a risk factor describing the conflicts of interest disclosed on page 54, including the risks if T3 Index's fire wall and procedures fail to prevent the use of material, non-
         public information.
The process of rolling futures positions . . . , page 14

6. Please place this risk factor in context by disclosing whether the SPIKES futures contract markets are in or have been in contango or backwardation within the period since re-
         launch in December 2020.
Risks Applicable to All Funds, page 16

7. Please bold and italicize the risk factor headings on pages 16 - 19. The Exchange may halt trading in a Fund's shares . . . , page 24

8. Please briefly describe the reasons why the Exchange may determine that trading in the
         Shares is inadvisable, including because trading is not occurring in the securities or the financial instruments composing the daily disclosed portfolio of the product or the presence of other unusual conditions or circumstances detrimental to the maintenance of a fair and orderly market.
The Funds and the Sponsor are subject to extensive legal and regulatory requirements, page 30

9. You state that the SEC, CFTC, and exchanges are empowered to intervene in response to extreme market conditions, which could have an impact on performance and the ability to meet investment objectives. Please also address the risks if regulators or exchanges determine not to intervene in periods of extreme market conditions. Conflicts of Interest, page 54

10. Please state explicitly throughout that the Sponsor is an affiliate of T3 Index. Describe the
 Joseph Ferraro, III
ConvexityShares, LLC
April 27, 2022
Page 3
      steps T3 Index has taken to prevent the use of material, non-public information regarding the Index. Summarize this disclosure in the Prospectus Summary. Incorporation By Reference and Availability of Certain Information, page 85

11. You do not appear eligible to incorporate by reference. Please revise this section heading, the first two paragraphs on page 86, and the second paragraph on page 4 accordingly.
      Refer to General Instruction VII to Form S-1.
       You may contact Cara Lubit at (202) 551-5909 or Hugh West at (202) 551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or J. Nolan McWilliams at (202) 551-3217 with any other questions.



                                                           Sincerely,
FirstName LastNameJoseph Ferraro, III
                                                           Division of
Corporation Finance
Comapany NameConvexityShares, LLC
                                                           Office of Finance
April 27, 2022 Page 3
cc:       Eric D. Simanek, Esq.
FirstName LastName